SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Amendment No. 4

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Biosite Incorporated

(Name of Subject Company (Issuer))

Beckman Coulter, Inc.

Louisiana Acquisition Sub, Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share	090945 10 6
(Titles of Classes of Securities)	(CUSIP Number of Class of Securities)

Scott Garrett

President & CEO

Beckman Coulter, Inc.

4300 N. Harbor Boulevard

Fullerton, California 92834-3100

(714) 871-4848

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

Copies to:

Paul D. Tosetti, Esq.

Cary K. Hyden, Esq.

Jonn R. Beeson, Esq.

Latham & Watkins LLP

633 West Fifth St., Suite 4000

Los Angeles, California 90071-2007

Tel: (213) 485-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,758,341,280	$53,982

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 20,686,368 shares of common stock, par value $0.01 per share, of Biosite, including the associated preferred share purchase rights, at a purchase price of $85 per share. Such number of shares consists of (i) 16,000,118 shares of common stock issued and outstanding as of March 22, 2007, and (ii) 4,686,250 shares of common stock that are expected to be issuable before the expiration of the Offer under stock options and other rights to acquire Biosite shares.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.0000307 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$53,982	Filing Party:	Beckman Coulter, Inc. and Louisiana Acquisition Sub, Inc.
Form or Registration No.:	Schedule TO-T	Date Filed:	April 2, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

AMENDMENT NO. 4 TO SCHEDULE TO

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Statement”), originally filed with the Securities and Exchange Commission (the “SEC”) on April 2, 2007 as amended by Amendments No. 1 through 3 to the Statement filed with the SEC by (i) Beckman Coulter, Inc., a Delaware corporation (“Beckman”), and (ii) Louisiana Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Beckman. The Statement, as amended, relates to the offer by the Purchaser to purchase all issued and outstanding shares of common stock, par value $0.01 per share, together with the associated rights to purchase series A participating preferred stock, par value $0.01 per share (collectively, the “Shares” and each, a “Share”), of Biosite Incorporated, a Delaware corporation (“Biosite”), at a price of $85.00 per Share in cash, without interest (the “Offer Price”), less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

Items 1, 4 and 11 of the Statement, to the extent such Items incorporate by reference the information contained in the Offer, are hereby amended and supplemented as follows:

The “Summary Term Sheet” of the Offer to Purchase is hereby amended by replacing the paragraph under the subsection captioned “Are there any compensation arrangements between Beckman and Biosite’s executive officers or other key employees?” with the following three paragraphs and chart:

“ Neither Beckman nor Purchaser have proposed or agreed upon the terms of any employment compensation, severance or other employee benefits arrangements with Biosite’s executive officers. Also, neither Beckman nor the Purchaser expects to enter into any employment compensation, severance or other employee benefits arrangements with any of Biosite’s executive officers or other employees prior to completion of the merger of Purchaser with and into Biosite (the “Merger”).

Following completion of the Merger, Beckman expects to continue to employ Biosite’s employees, including its executive officers, on terms similar to their current employment arrangements, except that Beckman may provide benefits to Biosite’s employees under its benefit plans or Biosite’s benefit plans and that their bonus and severance arrangements will be replaced by Beckman’s standard arrangements, subject to certain exceptions. Following completion of the Merger, Beckman may also propose to modify the terms of the employment arrangements between Biosite and its current executive officers but does not plan to enter into employment agreements or arrangements, other than to continue those executives’ employment on an at will basis. See Section 13—“The Merger Agreement; Other Agreements.”

The Merger Agreement provides that each option to purchase Shares (a “Company Option”) outstanding immediately before the Merger is completed, including those held by Biosite’s executive officers, will become fully vested when the Merger is complete, subject to certain exceptions for employees on a leave of absence or for part-time employees. Each such Company Option will be assumed by Beckman and converted into a fully-vested and exercisable option to acquire shares of Beckman common stock (“Beckman Shares”), par value $0.10 per share (the “Assumed Option”). Each Assumed Option will have the same terms and conditions as the original Company Option, except that the exercise price and number of Beckman Shares subject to each Assumed Option will be adjusted to provide the same intrinsic value as the Company Option assumed. Based on the number of Company Options outstanding on March 22, 2007, once the Merger is completed, Biosite’s employees and directors will hold Assumed Options to purchase a maximum of 5,702,046 Beckman Shares, or 8.4% of the 61,851,303 Beckman Shares outstanding on March 31, 2007.

The “Summary Term Sheet” of the Offer to Purchase is hereby further amended by replacing the paragraph under the subsection captioned “What is the Top-Up Option and when could it be exercised?” with the following paragraph:

“ Biosite has granted Purchaser an option to purchase that number of newly-issued Shares that is equal to 10,000 shares more than the amount needed to give Purchaser ownership of 90% of the outstanding Shares (after giving effect to the Shares issued upon the exercise of such option) (the “Top-Up Option”), provided that the number of Shares that may be issued pursuant to the Top-Up Option may not exceed 19.9% of the number of Shares outstanding as of March 24, 2007. The Top-Up Option is exercisable only if Beckman, we and its and our affiliates own at least 80% of the outstanding Shares prior to exercising the Top-Up Option and would hold 90% of the outstanding Shares after such exercise, and in no event can the Top-Up Option be exercised for a number of Shares in excess of Biosite’s authorized and unissued Shares. Purchaser will pay Biosite $85.00 for each Share acquired through the Top-Up Option. The purpose of the Top-Up Option is to permit us to complete the Merger without a special meeting of Biosite’s stockholders under the “short form” merger provisions of Delaware law. We expect to exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, if we acquire less than 90% of the issued and outstanding Shares in the Offer. Unless prohibited by law or the Merger Agreement, we may exercise the Top-Up Option, in whole but not in part, at any time after we first accept Shares for payment in the Offer and prior to completion of the Merger or termination of the Merger Agreement. We may also exercise the Top-Up Option one or multiple times following our initial exercise of the Top-Up Option, subject to the same limitations that apply to our initial exercise. Following our initial exercise of the Top-Up Option, if any, and subject to the same terms and conditions, we expect to again exercise the Top-Up Option if our percentage ownership of the outstanding Shares falls below 90%, which could occur if Company Options are exercised following our initial or any subsequent exercise of the Top-Up Option. See Section 13—”The Merger Agreement; Other Agreements” for a more detailed description of the Top-Up Option.”

Items 3, 4, 5, 8 and 11 of the Statement, to the extent such Items incorporate by reference the information contained in the Offer, are hereby amended and supplemented as follows:

Section 8—”Certain Information Concerning Biosite” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraphs at the end of the section:

“ Financial Analysis and Forecasts of Biosite management

Prior to entering into the Merger Agreement, representatives of Beckman and the Purchaser conducted a due diligence review of Biosite. In connection with this review, in March 2007, Biosite provided Beckman and the Purchaser certain preliminary projections of Biosite’s anticipated operating performance. Biosite advised Beckman and the Purchaser of certain assumptions, risks and limitations relating to these forecasts, as described below. These forecasts supplemented and provided greater detail than the financial forecasts of Biosite’s expected performance in 2007 that Biosite announced in a press release dated January 30, 2007. In that press release, Biosite indicated that it had established a 2007 total revenue target of $326 million and a 2007 GAAP diluted earnings per share target of $2.33.

Biosite provided Beckman and the Purchaser with certain “base case” internal financial analyses and forecasts for Biosite that had been prepared by Biosite’s management. Biosite has advised Beckman and Purchaser that:

•	the “base case” forecasts were arrived at using various assumptions regarding market growth, market share, average sales prices, distributor discounts, geographic scope and applicable tax rates;

•

revenue growth estimates were based on Biosite’s currently marketed products as well as its development-stage or pipeline products, with pipeline products weighted by their expected probability of success;

•

the “base case” forecasts incorporate various assumptions regarding the timing of commercial launch of pipeline products, product utilization rates, product pricing and market penetration, and price erosion, among other factors.

The “base case” forecasts consisted of the following (in millions, except for earnings per share (“EPS”) amounts; A-Actual; E-Estimated):

	2005A	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E
Total Revenues	$287.7	$308.5	$325.4	$358.9	$420.1	$507.2	$637.0	$782.9	$969.0	$1,191.0	$1,437.1
COGS	85.1	91.5	97.9	100.0	106.0	118.3	139.7	166.0	204.6	241.5	284.2
Gross Profit on Product Sales	$197.7	$211.7	$222.5	$253.0	$307.3	$380.4	$483.6	$595.0	$736.2	$914.9	$1,111.5

SG&A	76.7	85.1	90.4	98.7	114.7	134.4	165.6	203.5	251.9	309.7	373.6
R&D	42.2	46.0	52.5	55.6	60.9	68.5	79.6	78.3	77.5	95.3	115.0
Operating Profit	$83.6	$85.9	$84.5	$104.6	$138.5	$186.0	$252.1	$335.0	$434.9	$544.5	$664.3

Interest/Other Income	2.7	4.2	2.2	5.1	7.6	11.7	16.8	21.2	25.7	29.1	31.8
Taxes	32.3	32.5	32.9	41.7	55.5	75.1	102.2	135.4	175.0	218.0	264.5
Net Income	$54.0	$57.6	$53.9	$68.0	$90.6	$122.6	$166.7	$220.9	$285.6	$355.7	$431.6

EPS	$2.92	$3.21	$3.19	$3.93	$5.11	$6.74	$8.95	$11.57	$14.59	$17.73	$20.98

Although Beckman and the Purchaser were provided with the foregoing forecasts, they did not base their analysis of Biosite solely on such forecasts.

In addition to the “base case” forecasts, Biosite provided Beckman and the Purchaser with a set of “upside scenario” forecasts involving several adjustments to the “base case” assumptions, consisting primarily of higher probabilities of success for pipeline products, expedited regulatory approvals for pipeline products, lower price erosion levels and higher market share assumptions. Beckman and the Purchaser believed that the “base case” forecasts reflected the most reliable estimate of Biosite’s future financial performance. Neither Beckman nor the Purchaser based their analysis of Biosite on these “upside scenario” forecasts.

Cautionary Information Relating to Forecasts

Biosite has advised Beckman and the Purchaser that the forecasts were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. Furthermore, the forecasts do not necessarily reflect Biosite’s actual performance, nor do they reflect changes in Biosite’s business or changes in the economy in general resulting from events which have occurred since the forecasts were prepared. The forecasts do not purport to present operations in accordance with U.S. generally accepted accounting principles, or “GAAP,” and Biosite’s independent auditors have not examined, compiled or otherwise applied procedures to the forecasts and accordingly assume no responsibility for them. Biosite has advised Beckman and the Purchaser that its internal financial forecasts (upon which the forecasts provided to Beckman and the Purchaser were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments.

The forecasts are based upon numerous assumptions made by Biosite management, including Biosite’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions involve judgments with respect to future economic, competitive and regulatory conditions, financial market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond Biosite’s control and none of which were subject to approval by Beckman or the Purchaser. These forecasts do not give effect to the Offer or the Merger, or any alterations that Biosite’s management or board of directors may make to Biosite’s operations or strategy after the completion of the Offer. Accordingly, there can be no assurance that the assumptions made in preparing the forecasts will prove accurate or that any of the forecasts will be realized.

It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the forecasts due to numerous risks and uncertainties, including, but not limited to:

•	Biosite’s ability to obtain regulatory approvals and complete clinical and pre-market activities needed to launch new products and obtain market acceptance of any new products;

•	the impact of competition from companies with greater capital and resources and the effects of consolidation of major competitors in the market for immunoassay testing;

•	Biosite’s ability to obtain and enforce intellectual property rights in order to launch new products as anticipated;

•	Biosite’s ability to make significant expenditures and financial commitments to expand its commercial operations outside the United States;

•	Biosite’s ability to recruit and retain key employees as a result of these other risks and uncertainties; and

•

other risks and uncertainties described in reports filed by Biosite with the SEC under the Exchange Act, including without limitation under the heading “Risk Factors” in Biosite’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

All forecasts are forward-looking statements.

The inclusion of the forecasts in this Offer to Purchase should not be regarded as an indication that any of Beckman, the Purchaser, Biosite or their respective affiliates or representatives considered or consider the forecasts to be a reliable prediction of future events, and the forecasts should not be relied upon as such. None of Beckman, the Purchaser, Biosite or any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of Biosite compared to the information contained in the forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the forecasts to reflect circumstances existing after the date such forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the forecasts are shown to be in error.

Stockholders are cautioned not to place undue reliance on the forecasts included in this Offer to Purchase.”

Items 4 and 11 of the Statement, to the extent such Items incorporate by reference the information contained in the Offer, are hereby amended and supplemented as follows:

Section 14—”Conditions of the Offer” of the Offer to Purchase is hereby amended and revised by replacing the lead in to the bullet point conditions of the offer with the following:

“ The Purchaser is required to accept for payment and pay for any tendered Shares pursuant to the Offer only if, at the Expiration Time:”

In addition, the fifth bullet point is hereby amended to delete the first two words of that clause (“all of”).

Items 4 and 11 of the Statement, to the extent such Items incorporate by reference the information contained in the Offer, are hereby amended and supplemented as follows:

Section 15—”Certain Legal Matters” of the Offer to Purchase is hereby amended and supplemented by adding the following sentence after the second paragraph under the subsection captioned “Antitrust Matters”:

“On April 17, 2007, the waiting period required under the HSR Act expired without a request for additional information from the FTC with respect to the Offer and the Merger.”

Item 12 of the Statement is hereby amended and supplemented to include the following:

“(a)(5)(C) Press Release issued by Beckman Coulter, Inc. on April 17, 2007.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOUISIANA ACQUISITION SUB, INC.

By:	/s/ ARNOLD A. PINKSTON
Name:	Arnold A. Pinkston
Title:	Secretary

BECKMAN COULTER, INC.

By:	/s/ ARNOLD A. PINKSTON
Name:	Arnold A. Pinkston
Title:	Senior Vice President, General Counsel and Secretary

Date: April 17, 2007

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of April 2, 2007.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Summary Advertisement published on April 2, 2007.*

(a)(5)(A)	Joint press release issued by Beckman Coulter, Inc. and Biosite Incorporated, dated March 25, 2007 (incorporated by reference to the Schedule TO-C filed by Beckman Coulter, Inc. on March 26, 2007).

(a)(5)(B)	PowerPoint presentation by Beckman Coulter, Inc. on March 26, 2007 (incorporated by reference to the Schedule TO-C filed by Beckman Coulter, Inc. on March 26, 2006).

(a)(5)(C)	Transcript of a conference call conducted by Beckman Coulter, Inc. on March 26, 2007 (incorporated by reference to Schedule TO-C filed by Beckman Coulter, Inc. on March 27, 2007).

(a)(5)(D)	Press Release issued by Beckman Coulter, Inc. on April 2, 2007 (incorporated by reference to the Schedule TO-C filed by Beckman Coulter, Inc. on April 2, 2007).

(a)(5)(E)	Press Release issued by Beckman Coulter, Inc. on April 2, 2007.*

(a)(5)(F)	Press Release issued by Beckman Coulter, Inc. on April 5, 2007.*

(a)(5)(G)	Letter from Beckman Coulter, Inc. to Biosite Incorporated’s board of directors dated April 5, 2007.*

(a)(5)(H)	Press Release issued by Beckman Coulter, Inc. on April 10, 2007.*

(a)(5)(I)	Letter from Beckman Coulter, Inc. to Biosite Incorporated dated April 10, 2007.*

(a)(5)(J)	Press Release issued by Beckman Coulter, Inc. on April 17, 2007.

(b)	Commitment Letter dated March 24, 2007 between Morgan Stanley Senior Funding Inc., Citigroup Global Markets, Inc., and Beckman Coulter, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Beckman Coulter, Inc. on March 26, 2007).

(d)(1)	Agreement and Plan of Merger, dated as of March 24, 2007, by and among Beckman Coulter, Inc., the Purchaser and Biosite Incorporated (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Beckman Coulter, Inc. on March 26, 2007).

(d)(2)	Tender and Stockholder Support Agreement, dated as of March 24, 2007, by and among Beckman Coulter, Inc., the Purchaser, Kim D. Blickenstaff and Rita Blickenstaff (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Beckman Coulter, Inc. on March 26, 2007).

(d)(3)	Confidentiality Agreement, dated as of May 11, 2006, between Beckman Coulter, Inc. and Biosite Incorporated.*

(d)(4)	Amendment to Confidentiality Agreement, dated June 2, 2006, between Beckman Coulter, Inc. and Biosite Incorporated.*

(d)(5)	Non-Solicitation Agreement dated March 23, 2007 between Beckman Coulter, Inc. and Biosite Incorporated.*

*	Previously filed